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50 3/3/05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2004   AND ENDING   12/31/2004

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KelBra Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Copper Loop, Suite 2

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Las Cruces	New Mexico	88005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Bicknell   (505) 525-1717

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Everett, Flesher & Boetticher, P.C.

(Name – *if individual, state last, first, middle name*)

755 S. Telshor Blvd., Suite 201Q	Las Cruces	New Mexico	88011
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____James D. Bicknell_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__KelBra Securities, LLC_____ , as

of __December 31_____ , 20 _04_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No exceptions

_____

_____

OFFICIAL SEAL
GLORIA J. PAUL
NOTARY PUBLIC - STATE OF NEW MEXICO
My commission expires: __5/29/06____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KelBra Securities, LLC
Las Cruces, New Mexico

Audited Financial Statements
For the Year Ended
December 31, 2004

KelBra Securities, LLC

FINANCIAL STATEMENTS
December 31, 2004

CONTENTS

Everett, Flesher & Boetticher, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 · Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report

To the Member of
  KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying statement of financial condition of KelBra Securities, LLC
(a New Mexico limited liability company) as of December 31, 2004, and the related statements
of income and member's capital and cash flows for the year then ended that you are filing
pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are
the responsibility of the Company's management. Our responsibility is to express an opinion on
these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of KelBra Securities, LLC as of December 31, 2004, and the results of its
operations and its cash flows for the year then ended in conformity with U. S. generally accepted
accounting principles.

Everett, Flesher & Boetticher, P.C.

Everett, Flesher & Boetticher, P.C.

February 8, 2005

KelBra Securities, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Assets
Cash and cash equivalents	$	30,391
Receivable from broker-dealers		7,197
Furniture and equipment, net of accumulated depreciation of $1,505 (Note 4)		5,388
TOTAL ASSETS	$	42,976

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accounts payable	$	280
Total Liabilities		280

Member's Equity
Capital		42,696
Total Member's Equity		42,696
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	42,976

The accompanying notes are an integral part of these Financial Statements.

KelBra Securities, LLC

STATEMENT OF INCOME AND MEMBER'S CAPITAL
For the Year Ended December 31, 2004

Revenue		
Commissions	$	137,317
Expenses		
B/D registration fees		1,635
Continuing education		99
Depreciation expense		1,323
Due and subscriptions		80
Insurance		480
Licenses and permits		115
Meals and entertainment		12
Office supplies		760
Postage and delivery		609
Professional fees		3,370
Repairs		158
Security		96
Telephone		3,227
Total Expenses		11,964
Other Income (Expense)		
Loss on disposal of asset		(292)
Net Income		125,061
Member's Capital, Beginning of the Year		61,135
Capital withdrawals		(143,500)
Member's Capital, End of the Year	$	42,696

The accompanying notes are an integral part of these Financial Statements.

KelBra Securities, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	125,061
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		1,323
Loss on disposal of asset		292
Change in assets and liabilities causing increase (decrease) in cash:		
Receivable from broker-dealers		23,370
Accounts payable		213
NET CASH PROVIDED BY OPERATIONS		150,259
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(4,873)
NET CASH USED BY INVESTING ACTIVITIES		(4,873)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Capital withdrawals		(143,500)
NET CASH USED BY INVESTING ACTIVITIES		(143,500)
NET CASH INCREASE DURING THE YEAR		1,886
CASH, Beginning of year		28,505
CASH, End of year	$	30,391

The accompanying notes are an integral part of these Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

1. **Organization and Significant Accounting Policies**

   Organization. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New Mexico Limited Liability Company owned by James D. Bicknell.

   Estimates. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Recognition of Income. Commissions and related clearing expenses are reported on a trade-date basis as securities transactions occur.

   Cash. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any investment instruments purchased with an original maturity of one year or less.

   Accounts Receivable. Accounts receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. No allowance for doubtful accounts has been established. All receivables are considered collectible.

   Furniture and Equipment. Furniture and equipment are recorded at cost. Depreciation is computed over lives of 5 to 7 years by the straight-line method for financial reporting purposes and under the methods prescribed by the Internal Revenue Service for tax purposes.

   Concentrations of Risk. Revenues in the current year were generated from services to two clients. One client was accountable for 61% of commissions and the other for 39% of commissions.
   At the end of the current year the company dealt with only two customers. One of them accounted for 100% of accounts receivable.

2. **Income Taxes**

   The Company is a single owner limited liability company which is a disregarded entity for income tax purposes. All elements of income and deductions are included in the tax return of the sole member.

3. **Related Party Transactions**

   The Company is affiliated with Beacon Hill Ltd. Co. through the common ownership of James D. Bicknell. Both companies occupy the same premises. Under the affiliate agreement between the two companies, Beacon Hill Ltd. Co. is responsible for all rental and lease costs in

3. **Related Party Transactions (continued)**

connection with the property at 2001 Copper Loop, Suite 2, Las Cruces NM. All other expenses, such as telephones, office supplies, furniture, computers software and postage are allocated between the two companies based on employee man hours worked for each Company. This determination is made on January 1 of each year. The allocation of expenses for 2004 was Beacon Hill Ltd. Co. 35% and Kelbra Securities LLC 65%.

4. **Depreciable Assets**

Depreciable assets at December 31, 2004 consisted of the following:

	Cost	Accumulated Depreciation	Useful Lives
Office furniture	$ 2,045	$ 382	5-7
Office equipment	3,757	657	5
Computer software	1,091	466	1-3
Totals	$ 6,893	$ 1,505	

Depreciation expense for the year ending December 31, 2004 was $1,323.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the Company had net capital of $37,308, which was $32,308 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0075 to 1.

Supplementary Information

Everett, Flesher & Boetticher, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011   Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
 KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying financial statements of KelBra Securities, LLC as of and for the
year ended December 31, 2004, and have issued our report thereon dated February 8, 2005. Our
audit was conducted for the purpose of forming an opinion on the basic financial statements taken as
a whole. The information contained in the accompanying schedule is presented for purposes of
additional analysis and is not a required part of the basic financial statements, but is supplementary
information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information
has been subjected to the auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements
taken as a whole.

Everett, Flesher & Boetticher, P.C.

Everett, Flesher & Boetticher, P.C.

February 8, 2005

KelBra Securities, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2004

Net Capital

Total member's equity	$	42,696
Deduct member's equity not allowable for net capital provided by operating activities		0
Total member's equity qualified for net capital		42,696
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		(5,388)
Net capital before haircuts on securities positions (tentative net capital)		37,308
Haircuts on securities		0
Net Capital	$	37,308

Aggregate indebtedness

Items included in statement of financial condition		
Accounts payable		280
Items not included in statement of financial condition		0
Total aggregate indebtedness	$	280

Computation of basic net capital requirement

Minimum net capital required	$	5,000
1/8 of aggregate indebtedness	$	35
Ratio: Aggregate indebtedness to net capital		0.0075 to 1

Everett, Flesher & Boetticher, P.C.   755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011   Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

<u>Independent Auditor's Report on Internal Control</u>
<u>Required by Rule 17a-5 of the Securities and Exchange Commission</u>

To the Member of
  KelBra Securities, LLC
Las Cruces, New Mexico

In planning and performing our audit of the financial statements and supplemental schedules of KelBra Securities, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under
       Section 8 of Federal Reserve Regulation T of the Board of Governors of the
       Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

To the Member of
 KelBra Securities, LLC
Page 2

properly to permit the preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures
listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and prcedures referred to
above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to
future periods is subject to the risk that they may become inadequate because of changes in conditions
or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that
might be material weaknesses under standards established by the American Institute of Certified
Public Accountants. A material weakness is a condition in which the design or operation of the
specific internal control components does not reduce to a relatively low level the risk that error or
fraud in amounts that would be material in relation to the financial statements being audited may
occur and not be detected within a timely period by employees in the normal course of performing
their assigned functions. However, we noted no matters involving internal control, including control
activities for safeguaring securities, that we considered to be material weaknesses as defined above.

We understand that practices and prcedures that accomplish the objectives referred to in the second
paragraph of this report are considered by the SEC to be adequate for its purposes in accordance
with the Securities and Exchange Act of 1934 and related regulations, and that practices and
procedures that do not accomplish such objectives in all material respects indicate a material
inadequacy for such purposes. Based on this understanding and on our study, we believe that the
Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's
objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and
other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in
their regulation of registered brokers and dealers, and is not intended to be and should not be used by
anyone other than those specified.

Everett, Flesher & Boetticher, P.C.

Everett, Flesher & Boetticher, P.C.

February 8, 2005